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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)*
                                           --

                       FIDELITY NATIONAL FINANCIAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   316 326107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

RICHARD H. PICKUP, c/o WEDBUSH MORGAN SECURITIES, INC., 610 NEWPORT CENTER DR.,
          SUITE 1300, NEWPORT BEACH, CALIFORNIA 92660, (714) 759-1311
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               FEBRUARY 14, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D - AMENDMENT NO. 4


CUSIP No.     316 326107                                     PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Dito Devcar Corporation, a Nevada corporation - #88-0294385
      Dito Caree L.P., a Nevada limited partnership - #88-0303506
      Pickup Family Trust, #33-6123575
      DRP Charitable Unitrust, #88-6055771
      TMP Charitable Unitrust, #88-6055770
      Pickup Charitable Remainder Unitrust II, #33-056397
      Dito-Devcar L.P., a Nevada limited partnership, #88-0294387
      TD Investments LL, a Nevada limited liability company #88-0370064
      Richard H. Pickup, an individual, ####-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF and WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION Richard H. Pickup is a resident of the State of California and a citizen of the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          TD Investments LLC: 55,000
                          Dito-Caree L.P.: 211,000
                          Pickup Family Trust: 275,000
                          DRP Charitable Unitrust: 33,000
                          Dito-Devcar Corp.: 880,000
                          TMP Charitable Unitrust: 33,000
      NUMBER OF           Pickup Charitable Unitrust II: 55,000
        SHARES            Dito-Devcar L.P.: 55,000
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY       8   SHARED VOTING POWER
         EACH                    None
      REPORTING       ----------------------------------------------------------
        PERSON        9   SOLE DISPOSITIVE POWER
         WITH             (SEE ITEM 7 ABOVE)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (SEE ITEM 7 ABOVE) TOTAL OWNED: 1,597,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      TD Investments LLC: .34%      DRP Charitable Unitrust: .205%
      Dito-Devcar Corp.: 5.41%      TMP Charitable Unitrust: .205%
      Dito-Caree L.P.: 1.29%        Pickup Charitable Unitrust II: .34%
      Pickup Family Trust: 1.68%    Dit-Devcar L.P.: .34%          TOTAL: 9.81%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      Dito-Caree L.P. - PN              Pickup Family Trust - CO
      TMP Charitable Unitrust - CO      DRP Charitable Unitrust - CO
      TD Investments LLC - CO           Pickup Charitable Unitrust II - CO
      Dito-Devcar Corp. - CO            Richard H. Pickup - IN
      Dito-Devcar L.P. - PN
 -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDMENT NO. 4 TO SCHEDULE 13D

ITEM 1.         SECURITY AND ISSUER

                This statement represents Amendment No. 4 to an original
Schedule 13D, dated August, 23, 1994 ("Schedule 13D") and three Amendments thereto as previously filed and relates to shares of common stock ("Shares") of Fidelity National Financial, Inc., a Delaware corporation ("FNF"), whose principal executive offices are located at 17911 Von Karman Avenue, Irvine, California 92614. Shares of FNF are traded upon the New York Stock Exchange.


ITEM 2.         IDENTITY AND BACKGROUND

                A.      This Amendment is being filed as Amendment No. 4 to the
Schedule 13D, dated August 23, 1994 and additional Amendments thereto, and is filed to represent a "year end" report to disclose additional acquisitions of shares by certain members of the "Group," which members have been previously identified, and to disclose an additional entity who shall be acknowledged as being a member of the "Group," all of whom are shareholders of FNF.

                B.      Members of the Group, as previously identified in the
Schedule 13D, are as follows:

                        (1) Dito-Devcar Corporation, a Nevada corporation ("Dito") which has been previously identified in the Schedule 13D and the Amendments previously filed. Dito currently owns of record and beneficially 880,000 Shares. The acquisition of Shares by Dito during the past sixty (60) days are as reported in Item 5 hereinbelow. IT IS NOTED THAT CERTAIN OF THE SHARES ACQUIRED BY DITO, TOGETHER WITH ALL OTHER MEMBERS OF THE GROUP HOLDING SHARES, REPRESENT SHARES RECEIVED AS PART OF A TEN PERCENT STOCK DIVIDEND AS DECLARED BY FNF AND DISTRIBUTED TO SHAREHOLDERS ON JANUARY 14, 1998. SAID 10% STOCK DIVIDEND IS APPLICABLE TO ALL MEMBERS OF THE GROUP WHO HELD SHARES EFFECTIVE JANUARY 1, 1998.

                        (2) Dito-Caree, L.P. ("Caree") is a Nevada limited partnership and is as identified in the Schedule 13D and subsequent Amendments thereto. Caree owns of record and beneficially 211,000 Shares. Acquisition of shares by Caree during the past sixty (60) days are as reported in Item 5 hereinbelow.

                        (3) The Pickup Family Trust ("Family Trust") is as identified in Schedule 13D and Amendments thereto. The Family Trust currently holds 275,000 Shares of FNF. The Family Trust has acquired no shares during the past sixty (60) days EXCEPTING RECEIPT OF THE 10% STOCK DIVIDEND AS RECEIVED BY ALL SHAREHOLDERS ON JANUARY 14, 1998.

                        (4) DRP Charitable Unitrust ("DRP Trust") is a charitable trust as identified in Schedule 13D and Amendments thereto. The DRP Trust owns of record 33,000 Shares. The DRP Trust has acquired no addditional Shares during the past sixty (60) days EXCEPTING RECEIPT OF THE 10% STOCK DIVIDEND AS RECEIVED BY ALL SHAREHOLDERS ON JANUARY 14, 1998.

        (5) TMP Charitable Unitrust ("TMP") is a charitable trust as identified in Schedule 13D and Amendments thereto. TMP Trust owns of record 33,000 Shares. TMP Unitrust has acquired no additional shares during the past sixty (60) days EXCEPTING RECEIPT OF THE 10% STOCK DIVIDEND AS RECEIVED BY ALL SHAREHOLDERS ON JANUARY 14, 1998.

        (6) Pickup Charitable Remainder Unitrust II ("Trust II") is a charitable trust as identified in Schedule 13D and the Amendments thereto. The Trust II owns of record and beneficially 55,000 Shares. Trust II has acquired no shares within the past sixty (60) days EXCEPTING RECEIPT OF THE 10% STOCK DIVIDEND AS RECEIVED BY ALL SHAREHOLDERS ON JANUARY 14, 1998.

        (7) Dito-Devcar L.P. ("Devcar") is a Nevada limited partnership as identified in Schedule 13D and the Amendments thereto. Devcar owns of record and beneficially 55,000 Shares. Devcar has acquired no shares or engaged in any other transaction EXCEPTING RECEIPT OF THE 10% STOCK DIVIDEND AS RECEIVED BY ALL SHAREHOLDERS ON JANUARY 14, 1998.

        (8) TD Investments ("TD") is a Nevada limited liability company as to which Mr. David B. Hehn is the President, Secretary and Treasurer. TD maintains its offices for the transaction of business at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The members of TD are certain of the trusts identified herein, which trusts are, directly or indirectly, influenced or controlled by Mr. Pickup and therefor that entity is being included as a member of the "group" as previously defined in Schedule 13D and the amendments thereto. TD Investment currently holds 55,000 shares, none of which have been acquired within the past 60 days EXCEPTING RECEIPT OF THE 10% STOCK DIVIDEND AS RECEIVED BY ALL SHAREHOLDERS ON JANUARY 14, 1998.

        (9) Mr. Richard H. Pickup, an individual, does, as previously disclosed, exercise certain direct or indirect control over certain of the reporting entities herein. However, he personally, neither beneficially nor of record, owns any Shares. Since it is acknowledged that Mr. Pickup does effectively directly or indirectly exercise control over certain of the reporting entities disclosed in this filing, Mr. Pickup is also filing as a reporting person.

        Over the past five years, none of the filing persons have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in judgment, decree or final order enjoining future violations of, or prohibitions or mandating activity subject to federal, or state securities laws or finding any violations with respect to such laws. Further, none of the officers or directors of the Corporations nor the general partner of the Partnerships identified herein, nor any of the Trustees or any of the Trusts identified herein, nor manager or officers of any limited liability company identified herein have at any time been convicted in any criminal proceeding or have been a party to any of those proceedings specified in subparagraph (2) hereinabove.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As has been reported in the Schedule 13D and Amendments thereto, the source of all funds used in acquiring Shares by each of the filing persons represents either personal funds of Mr. Pickup, which were originally contributed to the Trusts or the Partnerships, or represents working capital of those entities. No funds used by any of the reporting persons in acquiring any of the Shares were borrowed and all Shares which were acquired by each of the reporting entities were purchased through licensed broker dealers in open market transactions, and sales were made through licensed broker dealers in open market transactions. Details concerning acquisitions or sales of Shares during the past sixty (60) days by each of the filing persons is as detailed and specified in Item 5 hereinbelow.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

        Each of the filing persons has purchased Shares of FNF for investment purposes only.

        Those alternatives available to the filing persons in connection with FNF securities include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transaction, and disposing of all or any portion of the Shares of FNF common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons nor Mr. Richard H. Pickup has any present plans in connection with any of the foregoing, however, none of the foregoing actions nor any of the following described actions by any of the filing persons or Mr. Richard H. Pickup can be ruled out in the future for either the short or long term.

        Further, none of the filing persons or Mr. Pickup has any present plans or proposals which may relate to or result in:

        A. The acquisition or disposition by any reporting person of any additional securities of the issuer or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies upon the board.

        E. Any material change in the present capitalization or dividend policy of the issuer.

        F. Any material change in the issuer's business or corporate structure.

        G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

        H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        J. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The interest in the securities of FNF held by each of the filing and reporting persons is as reported below. It is to be noted that the percentage of interest holdings is based upon FNF's most recent Securities and Exchange Commission filing of its Form 10-Q as filed September 30, 1997. Said filing reported that there were 16,276,072 shares outstanding as of November 11, 1997. Filing persons are uncertain as to whether such outstanding shares figure includes certain of those shares received as a stock dividend after January 1, 1998, and in the event such figure does not include such reported stock dividend made to all holders of shares, it is assumed that the outstanding shares are greater and therefore the relative percentage holdings of each of the reported person is somewhat less than the figures reported herein.

        Based upon the total number of 16,276,062 shares of FNF outstanding, the interest in the securities held by each of the reporting person is:

        A. Dito-Devcar Corporation is the beneficial and record owner 880,000 Shares. The Corporation's holdings of Shares constitute approximately 5.41% of all of the outstanding FNF Shares based upon 16,276,062 shares outstanding.

        B. Pickup Family Trust is the beneficial and record holder of 275,000 Shares of FNF Shares, which Shares constitute approximately 1.68% of the outstanding Shares of common stock of FNF based upon 16,276,062 shares outstanding.

        C. DRP Charitable Unitrust is the beneficial and record holder of 33,000 Shares of FNF Shares, which Shares constitute approximately .21% of the outstanding Shares of common stock of FNF based upon 16,276,062 shares outstanding.

        D. TMP Charitable Unitrust is the beneficial and record holder of 33,000 Shares of FNF Shares, which Shares constitute approximately .21% of the outstanding Shares of common stock of FNF based upon 16,276,062 shares outstanding.

        E. Dito-Caree, L.P. is the beneficial and record holder of 211,000 Shares of FNF Shares, which Shares constitute approximately 1.29% of the outstanding Shares of common stock of FNF based upon 16,276,062 shares outstanding.

        F. Pickup Charitable Remainder Unitrust II is the beneficial and record holder of 55,000 Shares of FNF Shares, which Shares constitute approximately
 .34% of the outstanding Shares of common stock of FNF based upon 16,276,062 shares outstanding.

        G. TD Investment is the beneficial and record holder of 55,000 Shares of FNF Shares, which Shares constitute approximately .34% of the outstanding Shares of common stock of FNF based upon 16,276,062 shares outstanding.

        F. Dito Devcar, L.P. is the beneficial and record holder of 55,000 Shares of FNF Shares, which Shares constitute approximately .34% of the outstanding Shares of common stock of FNF based upon 16,276,062 shares outstanding.

        I. As noted above Mr. Richard Pickup owns no Shares of FNF beneficially or of record.

        All of the reporting persons currently hold a combined total of 1,597,000 Shares of FNF or a 9.82% of all Shares of FNF based on 16,276,062 Shares of outstanding Shares of common stock.

        On or about January 14, 1998, each of the reporting entities received a 10% stock dividend which was declared and delivered by FNF which resulted in those entities receiving additional shares as follows:

                Entity                            10% Stock Dividend
                Dito-Devcar Corp.                       75,000
                Dito Caree L.P.                         30,040
                Pickup Family Trust                     25,000
                DRP Charitable Unitrust                  3,000
                TMP Charitable Unitrust                  3,000
                Pickup Charitable Unitrust II            5,000
                Dito Devcar L.P.                         5,000
                TD Investments                           5,000

        In addition to the stock dividend reported above, the following reported entities did engage in transactions involving FNF securities within the last sixty days.

                            DITO-DEVCAR CORPORATION

                            (Purchase Transactions)

        Date of         Shares           Price               Total
      Transaction      Acquired        Per Share       Consideration Paid
      -----------      --------        ---------       ------------------
        1/06/98          2,000          29.9375             $ 60,038
        1/07/98         10,000          29.1260             $291,553
        1/08/98         13,000          29.0000             $377,393
        1/08/98         10,000          28.7500             $287,800
        2/03/98         20,000          28.2500             $565,403

                  Total Acquisition: 130,000


                              (Sale Transactions)

        Date of         Shares           Price               Total
      Transaction      Acquired        Per Share       Consideration Rec'd
      -----------      --------        ---------       -------------------
       12/15/97         50,000          29.7500           $1,486,446
       12/16/97         45,600          30.1250           $1,372,738
       12/16/97        140,700          30.0000           $4,219,589
       12/17/97         13,700          30.6250           $  419,133

                  Total Sales: 250,000

                                DITO-CAREE, L.P.

                                  (All Sales)

          Date of        Shares          Price         Total Considera-
        Transaction       Sold         Per Share        tion Received
        -----------      ------        ---------       ----------------
        12/22/97          9,600         33.0000           $  316,497
        12/24/97         20,000         30.0000           $  599,576
        12/29/97         69,440         31.0810           $2,156,800
        12/30/97         10,000         31.3125           $  313,435
         1/02/98         20,000         31.3125           $  625,825

                          Total Sales:        129,040

Item. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No contracts, arrangements, understandings or relationships exist with respect to securities of FNF between any of the reporting persons disclosed herein or Mr. Richard H. Pickup.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable as to the reporting persons, no exhibits are being filed.


                                   SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: Feb. 14, 1998                    DITO-DEVCAR CORPORATION,
                                        a Nevada corporation


                                        By:        /s/ DAVID B. HEHN
                                           -------------------------------------
                                                David B. Hehn, President

                                        DITO-CAREE, L.P.,
                                        a Nevada limited partnership

                                                By: Gamebusters, Inc.,
                                                a Nevada corporation
                                                its general partner

                                                By:      /s/ DAVID B. HEHN
                                                   -----------------------------
                                                      David B. Hehn, President

                                        DITO DEVCAR, L.P.,
                                        a Nevada limited partnership

                                             By: Gamebusters, Inc.,
                                             a Nevada corporation
                                             its general partner

                                             By:      /s/ DAVID B. HEHN
                                                 ------------------------------
                                                    David B. Hehn, President

                                        THE PICKUP FAMILY TRUST UNDER
                                        DECLARATION OF TRUST,
                                        dated January 5, 1989

                                        By:      /s/ RICHARD W. PICKUP
                                            -------------------------------
                                               Richard H. Pickup, Trustee

                                        DRP CHARITABLE UNITRUST UNDER
                                        DECLARATION OF TRUST,
                                        dated January 29, 1993

                                        By:      /s/ RICHARD H. PICKUP
                                            -------------------------------
                                               Richard H. Pickup, Trustee

                                        TMP CHARITABLE UNITRUST UNDER
                                        DECLARATION OF TRUST,
                                        dated January 29, 1993

                                        By:      /s/ RICHARD H. PICKUP
                                            -------------------------------
                                               Richard H. Pickup, Trustee

                                        PICKUP CHARITABLE REMAINDER
                                        UNITRUST II

                                        By:      /s/ RICHARD H. PICKUP
                                            -------------------------------
                                               Richard H. Pickup, Trustee

                                        TD INVESTMENTS, LLC,
                                        a Nevada limited liability company

                                        By:       /s/ DAVID B. HEHN
                                            -------------------------------
                                               David B. Hehn, President

                                        /s/ RICHARD H. PICKUP
                                        -----------------------------------
                                        Richard H. Pickup,
                                        an individual


                                      -9-